UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell”Transport and Trading Company, p.l.c.

Sale of Distrigas and Fluxys shares

Belgian Shell has agreed to the sale of its 16.67% interest in each Distrigas SA, the Belgian gas wholesale company, and Fluxys SA, the Belgian gas transmission company to Suez-Tractebel, the utility group. Preemption rights of eligible co-shareholders need to be observed before the agreement can be effected.

The agreement is the result of commercial discussions that had been initiated several months ago. It is in line with Shell’s portfolio management strategy to maximise shareholder value.

The prices agreed for the transaction are €1648/share for the shares held in Distrigas and €1600/share for the shares held in Fluxys, in line with share price levels in the recent past. The overall value of the transaction amounts to approx. €380.4 Million.

The Hague, September 7, 2004

Contact:

Investor Relations:

UK	David Lawrence	+44 20 7934 3855
UK	Gerard Paulides	+44 20 7394 6287
Europe	Bart van der Steenstraten	+31 70 377 3996
USA	Harold Hatchett	+1 212 218 3112

Media Relations:

UK	Stuart Bruseth	+44 20 7934 6238
UK	Bianca Ruakere	+44 20 7934 4323
UK	Simon Buerk	+44 20 7934 3453
UK	Lisa Givert	+44 20 7934 2914
Europe	Herman Kievets	+31 70 377 8750

Disclaimer statement

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 8 September 2004